

Mail Stop 7010   September 25, 2008

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
10600 North De Anza Boulevard, Suite 250
Cupertino, California 95014

> **Re: World Waste Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14A**
> **Filed August 28, 2008**
> **File No. 001-11476**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2008**
> **File No. 001-11476**
>
> **Form 10-Q for the Period Ended June 30, 2008**
> **Filed August 15, 2008**
> **File No. 001-11476**

Dear Mr. Pimentel:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14A

General

1. Please provide us with all materials prepared by Livingstone for World Waste and provided to its Boards of Directors. In particular, please provide us with copies of the board books and all transcripts, summaries, and video presentations. We may have further comments based on our review of these materials.

2. Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

3. Please provide your analysis of how the $4.4 million payment by World Waste to Vertex's shareholders and the $5 million payment to Vertex Nevada by World Waste affect the applicability of the exemption provided by Section 3(a)(10) of the Securities Act of 1933.

4. Please provide the information required by Part I.C of the Form S-4 for World Waste Technologies, Inc., including the financial statements of World Waste Technologies, Inc. required by Item 17(a) of Part I.C. of the Form S-4. Please refer to Item 14(c) of Schedule 14A.

Letter to Shareholders

5. The second paragraph is confusing. Instead of focusing on the mechanics of the transaction through a merger subsidiary, please state succinctly that Vertex Nevada will acquire the company. Please provide the information in bullet format.

6. At each place in the prospectus where you disclose the board's recommendation of the merger, please state that they have special interests in the transaction.

Summary of the Proxy Statement, page 6

7. Please disclose the total amount of consideration to be received in the merger.

Certain Closing Conditions May be Waived in Whole or in Part, page 11

8. Please clarify whether you would resolicit proxies in the event that you waive any of the conditions.

9. Since you state that approval of the merger includes approval of the stated conditions, please include this as a conditional proposal in the forepart of the proxy statement and on the proxy card.

Risk Factors, page 14

10. Please provide a risk factor disclosing that after the merger, common stockholders will not be able to vote for the election of directors.

The Merger, page 28

General Description of the Merger, page 28

11. We note that Vertex Nevada will assume up to $1.6 million of Vertex LP's indebtedness and other of Vertex LP's specified liabilities. Please briefly describe these other liabilities and state why Vertex Nevada will assume the indebtedness and liabilities.

12. We note that, as a condition to the closing of the merger and prior to the completion of the merger, World Waste will deliver $4.4 million to Vertex Nevada's existing shareholders. Please identify Vertex Nevada's existing shareholders and disclose the reasons for this payment.

13. Please disclose how the exchange ratios for World Waste Technologies, Inc. Series A and B preferred stock into Vertex Nevada Series A preferred stock were determined. Please also disclose how the exchange ratio for World Waste Technologies, Inc. common stock into Vertex Nevada common stock was determined. Please disclose whether these ratios are consistent with the rights and ownership levels relative to the shareholders of World Waste Technologies, Inc. before the transaction. If not, please disclose why not.

Background of the Merger, page 29

14. Your discussion of the background does not appear to discuss the negotiation of the material terms of the merger agreement. Please revise to specifically explain the issues that were discussed and the actions taken, if any. Please discuss how you arrived at the merger consideration structure and the exchange ratios for the common and preferred stock, including the payment of cash to the Vertex shareholders. Please also expand on items discussed at meetings. For example, identify the potential synergies of the merger, potential benefits to each company, and the risks to achieving them.

Opinion of the Financial Advisor of the Special Committee of World Waste's Board of
Directors, page 34

15. In the second paragraph on page 37, please identify the majority holder of World
    Waste's Series A Preferred Stock.

16. Please disclose that the fairness opinion was approved by Livingstone's fairness
    committee. See FINRA Rule 2290.

Basis of Financial Analysis, page 37

17. It is not clear how you used the "value of World Waste" in your analysis. Please
    revise to explain and quantify what the value was.

Merger Consideration, page 37

18. Please define "implied merger equity value" and "enterprise value."

Fairness Methodology, page 38

19. Given the limited assets and operations of Vertex Nevada, it is unclear how you
    determined certain of the companies listed should be included in your comparable
    company analysis for valuation purposes. For example, we note that the list
    includes Allied Waste Industries, Inc., Chevron Corp, and Exxon Mobil Corp.
    Please clearly disclose how it was determined which companies were comparable.
    For any companies which are clearly significantly larger in terms of assets and
    operations, you should disclose how you determined these specific companies are
    comparable to Vertex Nevada.

Comparable Transaction Analysis, page 39

20. Please discuss how Livingstone used this analysis to determine the merger was
    fair since the actual enterprise value is below the range yielded in the analysis.

Discounted Cash Flow Analysis, page 40

21. Please disclose how you determined the discount rates utilized in the analysis.

22. Please discuss how Livingstone used this analysis to determine the merger was
    fair since the actual enterprise value is below the range yielded in the analysis.

Fees payable to Livingstone, page 43

23. Please disclose the total amount of fees paid to date and make it clear that
    Livingstone will be paid an additional $200,000 when the merger closes.

Restrictions on the Resale of Vertex Nevada Stock After the Merger, page 50

24. In your discussion of Rule 144, please include the applicable holding periods before affiliates of Vertex Nevada may sell their shares under Rule 144. See Securities Act Rule 144(d).

The Merger Agreement, page 55

Treatment of World Waste Options and Warrants in the Merger, page 56

25. Please quantify the number of outstanding World Waste options and warrants Vertex Nevada will assume pursuant to the merger. Additionally, please disclose the identities of the Vertex Nevada shareholders who will receive options and warrants immediately prior to the merger and quantify these options and warrants.

Business of Vertex Nevada, page 66

26. Please revise this disclosure so that it conforms to the requirements of Item 101 of Regulation S-K. We note that your filing currently contains some of the required disclosure. Specifically, please disclose the following:
   • The financial information about Vertex Nevada's two business segments: Black Oil and Refining and Marketing. See Item 101(b) of Regulation S-K.
   • The sources and availability of raw materials for both business segments. See Item 101(c)(1)(iii) of Regulation S-K.
   • The identity of the customer which represents a significant portion of Vertex Nevada's revenues. See Item 101(c)(1)(vii) of Regulation S-K.
   • The competitive conditions and the methods of competition existing in both business segments. See Item 101(c)(1)(x) of Regulation S-K.
   • The financial information about geographic areas. See Item 101(d) of Regulation S-K.

Selected Unaudited Pro Forma Combined Financial Information, page 74

27. The pro forma net income amount does not agree to the amount included on your pro forma statement of operations on page F-30. Please revise as necessary.

Selected Historical Financial Data of Vertex Energy, L.P., page 75

28. Please provide the selected financial data for World Waste Technologies, Inc. as required by Item 17(a) of Part I.C. of the Form S-4. Please refer to Item 14(c) of Schedule 14A. Please also provide the pro forma selected financial data required by Item 3(e) of Part I.A. of the Form S-4. Refer to Instruction 1 to Item 14 of Schedule 14A.

29. Please provide the historical, pro forma per share data, and equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form S-4. Refer to Instruction 1 to Item 14 of Schedule 14A.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Vertex Nevada, page 76

Components of Revenues and Expenses, page 76

30. Please provide a description of the types of items included in the costs of revenues line item. It appears that the discussion of operating expenses is actually related to the expenses included in the cost of revenues line item. Please clarify. Your description of cost of revenues should include disclosures as to whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please also disclose:
   - the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Results of Operations for the Fiscal Year Ended December 31, 2007 Compared to the Fiscal Year Ended December 31, 2006, page 81

31. Please expand your discussion of the results of operations for annual periods to also provide a discussion regarding cost of revenues and corresponding gross profit amounts. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 83

32. In the first full paragraph on page 84, please disclose your available borrowings.

Certain Relationships and Related Party Transactions, page 88

33. Please disclose the amount of payments made to or from each party in each of the last two fiscal years for each related transaction or relationship pursuant to Item 404(a)(3) of Regulation S-K.

Financial Statements

Vertex Energy, L.P.

Audited Financial Statements

Statements of Operations and Partners' Capital, page F-4

34. Your disclosures on page 78 of MD&A state that you entered into contracts intended to partially hedge your exposure to price fluctuating inventories. In 2007, you discontinued such hedging activities. These losses are reflected in other expenses. Please tell us the amounts of hedging gains or losses reflected in other expenses. Please help us understand how you determined it was appropriate to include these amounts in other expenses instead of in cost of revenues, which would appear to include all other expenses related to inventory.

35. Please clearly disclose the line item(s) that depreciation and amortization are included in and the related amounts for each period presented. If an allocation to cost of revenues has not been made, we remind you that it is generally not appropriate to present gross profit and that you should revise your description of the cost of revenues line item. Refer to SAB Topic 11:B. Please also provide the disclosures required by paragraph 5 of APB Opinion No. 12.

Notes to the Financial Statements

Note 1. Basis of Presentation and Nature of Operations, page F-6

36. Please disclose how you determined it was appropriate to provide carve-out financial statements instead of complete financial statements for Vertex Energy L.P. If you continue to believe the complete financial statements of Vertex Energy, L.P. should not be provided in the filing, please provide them to us on a supplemental basis. Please clearly indicate which assets and liabilities have not been included in the carve-out financial statements. For any assets and liabilities which are not included in the carve-out financial statements, please tell us how you determined this was appropriate. In a similar manner, you should explain why you have excluded any revenues or expense amounts from the carve-out financial statements.

37. Please confirm to us and clearly disclose, if true, that the financial statement provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on its behalf. If expenses have been allocated, please disclose the allocation method used for each material type of cost allocated and management's assertion that the methods used are reasonable. Refer to SAB Topic 1:B.1.

38. Please disclose the reasons for omitting any historical corporate overhead, interest, or tax expense, as applicable, from the financial statements provided. If any of these amounts have been excluded, please disclose the historical amounts excluded by each type of expense.

39. Please disclose why there are no long-term assets allocated to Vertex Energy, L.P. as well as how you are able to operate your business with no long-term assets. Given your apparent reliance on related parties and given that no assets have been allocated to Vertex Energy, L.P., please further explain in your disclosures what exactly is being acquired in the merger. It should be clear what the carve-out entity will be able to do on its own and what they will need help with from Vertex Energy, L.P. and others. You should provide these disclosures throughout the filing, including in the notes to the financial statements, the business section, the risk factors section, and MD&A.

40. Please disclose whether Vertex Energy, L.P. and its affiliates have signed or will sign a non-compete agreement as part of the merger in which they will agree not to compete against the transferred business. If so, please disclose the term of the agreement. Please also supplementally provide us with the agreement if you determined it is not required to be provided as an exhibit.

Note 2. Summary of Significant Accounting Policies

Income Taxes, page F-7

41. Please disclose which method was used to arrive at the pro forma income tax amounts. For example, please state if you used the separate return method. Refer to Question 3 of SAB Topic 1:B.1.

Note 4. Commitments and Contingencies, page F-9

42. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

43. Please include a description of any significant legal matters as well as any corresponding disclosures required by paragraphs 9 and 10 of SFAS 5.

Note 8. Subsequent Event, page F-12

44. Please disclose whether the merger terms include the assignment of the agreement with the major re-refinery, which expires on September 30, 2008. Please also disclose if this agreement has been renewed. If so, disclose the new terms as well.

Unaudited Financial Statements

45. Please address the above comments, as applicable.

Vertex Energy, Inc., page F-21

Financial Statements

46. Please provide audited financial statements for this entity, or tell us how you determined they were not required. Refer to Rules 3-01(a), 3-02(a), and 3-04 of Regulation S-X.

Notes to Financial Statements

Note 4. Stock Compensation, page F-26

47. Please provide more detailed disclosures regarding each equity transaction during the period presented including, but not limited to, the following:

- The reason for the issuance;
- The consideration received by you, if any;
- The fair value of the securities issued;
- Number of options or shares granted;
- Exercise price;
- Fair value of common stock;
- Intrinsic value per option, if any;
- The existence of any conversion or redemption features;
- Identify the parties, including any related parties; and
- The fair value and your basis for determining the fair value. Please indicate whether the fair value was contemporaneous or retrospective.

Please also disclose the method used to estimate the fair value of any share-based payment arrangement awards as well as any significant assumptions used to estimate fair value. Refer to paragraph A240(e) of SFAS 123(R).   Please provide similar disclosures for World Waste Technologies, Inc, as applicable.

Unaudited Pro Forma Combined Financial Information, page F-27

48. You disclose that pursuant to the terms of the merger, no assets or liabilities of Vertex Energy, LP that are reflected on its historical balance sheet (other than

$1.6 million of indebtedness) will be transferred to Vertex Energy, Inc. You further state that all such assets and liabilities will remain with Vertex LP and will not be part of the combined company. Given that the assets and liabilities of these operations are not being transferred to Vertex Energy, Inc., it is unclear how you determined that a business is being transferred to Vertex Energy, Inc. as well as how Vertex Energy, Inc. will be able to continue these operations without the assets and liabilities related to these operations. Please clearly disclose throughout the filing.

49. Please help us better understand your accounting of the merger. In this regard, please address the following:
- Please provide a comprehensive explanation as to how you determined who the accounting acquirer is per paragraphs 15 through 19 of SFAS 141. Please address each of the factors listed in paragraph 17 of SFAS 141. Your explanation should address your consideration of the cash that will need to be paid by World Waste Technologies, Inc. to Vertex Energy, Inc. as part of the merger agreement; and
- Your disclosures on pages 14 and 43 indicate that Benjamin P. Cowart will control Vertex Energy, Inc. after the merger. It appears that this is due to his ownership of 100% of the Vertex Energy, Inc. Series B Preferred Stock, which entitles the holder to appoint four of the five directors. Your disclosures on page 101 indicate that the Series B Preferred Stock will automatically be redeemed upon the occurrence of certain events including if the shares of Vertex Energy, Inc. have been approved for listing on a national securities exchange. Tell us what consideration you gave to these terms in determining who the accounting acquirer is.

50. You disclose throughout the filing that in lieu of obtaining shares of Vertex Nevada stock in the merger, a shareholder of World Waste Technologies, Inc., who exercises his or her dissenters' rights in accordance with California law will be entitled to receive a cash payment equal to the fair market value of the shareholder's stock as of May 19, 2008. Please tell us whether it is possible to estimate the number of shareholders or if there is a minimum or maximum number of shareholders that must exercise these rights in order for it to take effect. Please also tell us what consideration you gave as to whether to reflect or disclose the payments associated with these rights in your pro forma financial information.

51. Please disclose the nature and terms of any contractual agreements, including management or cost sharing agreements, which will be in place subsequent to the merger. Please give pro forma effect to these arrangements in your pro forma financial statements, if applicable. For example, on pages 45 and 46 you discuss certain employment agreements, a sublease agreement, and an equipment purchase agreement that will be in place.

52. On page 11, you disclose that each option and warrant to acquire shares of World Waste Technologies, Inc. outstanding immediately prior to the merger will be assumed by Vertex Nevada in the merger and become an option or warrant to acquire the equivalent number of shares of Vertex Nevada common stock. In addition, pursuant to the merger, certain shareholders of Vertex Nevada immediately prior to the merger will be issued options and warrants of Vertex Nevada with generally the same terms and conditions as the options and warrants being assumed by Vertex Nevada in the merger. Please disclose what consideration you gave to paragraph 53 of SFAS 123(R) in accounting for the exchange of the World Waste Technologies, Inc. options. Please disclose whether or not the original options were vested and whether the new options will be vested. Please also disclose how you will account for the new options or warrants subsequent to the merger as well as what consideration you gave to reflecting the accounting for the new options or warrants in your pro forma financial information.

53. You also disclose on page 11 that immediately upon closing of the merger, existing Vertex Nevada shareholders will hold 40% of the total number of outstanding options and warrants of Vertex Nevada (exclusive of warrants to purchase shares with a nominal exercise price and exclusive of up to 6,000,000 outstanding options which will be held by Vertex Nevada's employees, directors, and consultants at the time of the merger). It is not clear what the warrants with a nominal exercise price are being excluded from and why. Please clarify. Please also disclose the number of warrants with nominal exercise prices as well as how you are accounting for these warrants, including how you are reflecting these warrants in your determination of earnings per share amounts. Also disclose if you have included these warrants in your determination of outstanding shares of common stock disclosed throughout the filing.

Unaudited Pro Forma Combined Balance Sheet, page F-29

54. Please provide a breakdown of the components of the adjustment to cash. You should specifically disclose how you arrived at each adjustment amount, including any estimates or assumption used to arrive at the amounts. For example, it appears that you are assuming proceeds of $564,000 from the sale of assets classified as held for sale. Please disclose your basis for assuming this proceeds amount.

55. Please disclose your basis for eliminating the prepaid expenses, accounts payable, and other current liabilities of World Waste Technologies, Inc. in arriving at your pro forma balance sheet.

56. You disclose on page 101 that the Vertex Nevada Series B Preferred Stock will be automatically redeemed upon the occurrence of certain events including the five-year anniversary of the closing of the merger. In light of this, please tell us what

consideration you gave to EITF Topic D-98 and SFAS 150 in determining that it was appropriate to classify the preferred stock as permanent equity on your pro forma balance sheet.

57. Please present the pro forma shares authorized, issued, and outstanding on the face of your pro forma balance sheet for each security type.

Unaudited Pro Forma Combined Statement of Operations, page F-30

58. Please also provide a pro forma statement of operations for the year ended December 31, 2007. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

59. Please disclose how you determined it was appropriate to eliminate the operating results of World Waste Technologies, Inc. in arriving at your pro forma statement of operations. Specifically, please explain how you determined that the combined entity will not incur each of these expenses.

60. Please present historical and pro forma basic and diluted earnings per share on the face of your pro forma income statements. Refer to Rule 11-02(b)(7) of Regulation S-X. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary, in a note to the pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-31

61. Please show precisely how you arrived at each adjustment amount in a note to the pro forma financial information. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

62. The description of adjustment (g) states that you are eliminating the additional paid-in capital of World Waste Technologies, Inc. Please disclose why this elimination amount is not equal to the additional paid-in capital balance of World Waste Technologies, Inc.

63. Please tell us what consideration you gave as to whether you should reflect tax expense on your pro forma statements of operations. If you determine it should be presented, please disclose how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

Appendix F-Financial Advisor Opinion

64. Please revise or delete the statement on page F-2 that the opinion "is for the exclusive use of the Special Committee . . . and may not be used for any other

purpose without our prior written consent" since shareholders are entitled to rely on the opinion.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

65. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Financial Statements

General

66. Please display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Please refer to paragraphs 22 through 25 of SFAS 130.

Consolidated Statements of Income (Loss), page 26

67. Your disclosures on page 19 state that all cash received for tip fees and the sale of recyclables was netted against research and development costs. Please tell us the amount of each of these income amounts which were netted against research and development costs for each period presented as well as how you determined this presentation was appropriate.

Exhibits 31.1 and 31.2

68. Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-K to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please note that the Form 10-K/A can solely include the cover page, explanatory note, signature page, and Items 1, 2, 4, and 5 of the certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

69. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 23

70. Your presentation of "cash burn" rate represents a non-GAAP financial measure. Please provide the disclosures required by Item 10(e) of Regulation S-K if you continue to present this measure.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Lawrence P. Schnapp, Esq.
Troy Gould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067